EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 29,2025 with respect to the financial statements of Skincare Business, for the year ended December 31, 2023, in this Form 8-K/A filed with the Securities and Exchange Commission. Our report dated March 29, 2025 contains an emphasis of matter paragraph describing an uncertainty about the Skincare Business’ ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HTL CPAS & Business Advisors LLC

Houston, TX

March 29, 2025